FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

CONTENTS

The Registrant announces that it will hold a Special General Meeting of Shareholders on Monday, July 6 14, 2015, at 11 a.m. Israel time at the offices of the Company, Building 7A, Omer Industrial Park, Israel. In connection with this meeting, on May 31, 2015 the Registrant published in Hebrew on the MAGNA site of the Israel Securities Authority the attached proxy statement and written ballot. On or about June 14, 2015, the Registrant will mail to holders of the Company's ADR's the attached proxy statement and proxy card attached hereto as Exhibits 99.1 and 99.2, respectively.

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Translation of Notice and Proxy Statement of Special General Meeting of Shareholders and of Written Ballot
99.2	Form of Proxy Card for holders of the Company’s ADRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 1, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer